FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Presentation titled, “Global Oil & Gas Conference 2004.”

Repsol YPF

June 2004

Global Oil & Gas Conference 2004

DISCLAIMER

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol
YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the
Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in
particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3
“Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Maintaining Repsol YPF core businesses.

Production of crude oil and natural gas in Latin
America, Caribbean, North Africa, with expansion to
West Africa and Middle East.

Marketing of natural gas and LNG, through integrated
projects, in North and South America and Southern
Europe.

Refining, Marketing, LPG and Petrochemicals in
Southern Europe and in South America.

FOCUS ON CORE BUSINESSES

Competitive Advantage / Higher Expected Returns

VALUE CREATION

Profitable Growth

Deconcentration

Operating Excellence

Financial Strength

Repsol YPF: A Strategy For Value Creation

TAX RATE (%)

PESO/US$

DOWNSTREAM MARGINS

ACCOUNTING CRITERIA

US$/€

HENRY HUB (US$/MBtu)

BRENT (US$/bbl)

... viable under a prudent scenario.

38

3.0

1.0

4.0

22.0

2004

2005 – 2007

Current Spanish GAAP

   - Mid cycle(*) –

STRATEGIC PLAN BASIS

(*) Mid cycle: R&M = Average of last 5 years; Chemicals = Last cycle average

38

3.0

1.0

3.5

18.0

Operating Excellence

COST SAVINGS (2001-2007) M€

(Recurring Costs /Year)

900

660

2001        2003E

2007F

Additional

Cost Savings

(2004-2007)

Previous
Target

(600M€ 2005)

achieved

during 2003

New

Target

Continuous cost optimization

Financial Strength

15–25%: Net Debt/Capitalization

30-40%: (Net Debt+Prefs) / Capitalization

NEW TARGETS

FINANCIAL
RATIOS

Demanding targets

Financial Policy: Debt to Capitalization Ratio

TARGET RANGE

FFO

Debt service

Investment

Cash to shareholders

24.3% (2003, 3Q)

Long Term

Medium term, while Argentina achieves recognized and sustained stability

(Net Debt +
Preferred) /
Capitalization

Net Debt /
Capitalization

25%

30%

15%

Ratio

42.9% (2001)

29.2% (2002)

40

%

Returning Cash to Shareholders

FFO

Debt service

Investment

Cash to shareholders

2003: 0.40 €/share (+30%)

NEXT STEP

Dividend Payout band
around 40% of Net Income at
mid-cycle

LONG TERM POLICY

Dividend should be payable
under “acid”/low-cycle
scenarios

Buy backs as a complementary
investment option

PRINCIPLES

Profitable Growth
Within top range of oil companies

2%

4%

6%

ANNUAL PRODUCTION GROWTH(*)

Source: Companies strategy presentations

(*) Repsol YPF, Total, Eni, STATOIL, Conoco Phillips, BP, Shell, Chevron Texaco,
Occidental

1st Q

Repsol YPF (2002-2007)

2nd Q

3rd Q

4th Q

Companies

Q=Quartile

Deconcentration
Improvement of risk profile

Argentina

ROW

72%

28%

56%

44%

OIL & GAS PRODUCTION

2002

2007

Value Creation
Improvement of ROACE

(1)  Calculations under current Spanish GAAP

(2) Adjusted: Pre-all goodwill (in NOPAT and Capital Employed)

Adjusted(2)

Not adjusted

ROACE (1)

2007

>9%

>14%

Strategy in Exploration & Production

E&P

Solid current asset base

Efficient and low cost operator

Attractive portfolio of projects

TOP RANGE PRODUCTION GROWTH WITH
IMPROVING MARGINS

>5% C.A.G.R.
1,400
1,200
1,000
800
600
400
200
0
2002
2005
2007

Portfolio of projects that maintains production
in Argentina and growth in other areas ...

PRODUCTION GROWTH (Kboed)

Argentina

Trinidad & Tobago

ROW

... in the planning period ...

Gulf of
Mexico:

Ecuador:
OCP

Bolivia:
  GSA,
Surubí-Mamoré

Argentina

Brazil:
Albacora

Libya:
A, B, D, N, O & M1

Venezuela:
Yucal Placer,
Quiamare,
Barrancas

T&T:
4th Train,
Methanol,
Others

NEW PRODUCTION PROJECTS 2003-2007

Mexico

Spain:
Gaviota
Expansion

Neptune

Leste

... and beyond ...

Bolivia:
Pacific LNG

Argentina

Libya:
Murzuq, Sirte, LNG

Venezuela:
Plat. Deltana,
West

T&T:
5th Train

Brazil

Middle East:
Iran, Qatar, …

Gulf of
Mexico

GROWTH BEYOND 2007

Algeria:
Reggane &
TFT

Cuba

Kazakhstan

West Africa

Spain:
Canary

Medium & High Risk Exploration

Pending approval

Low Risk Exploration

Under Negotiation

Venezuela

Islands

Finding Costs
F&D Costs
Lifting Costs
Industry: 2000-2002 average
RY: 2003-2007 average(E)

... maintaining leadership position on costs …

Source: PFC

1.7

1.5

6.0

3.5

3.8

2.2

E&P COSTS (US$/boe)

Estimates based on SFAS 69 Activities

... with an improvement in margin per barrel.

E&P: MARGIN IMPROVEMENT (*)

Brent : 18 US$ / bbl

Base 2002 = 100 (without crisis)

(*) Margin = revenues – production cost – royalties

                    – tech. amortization

Margin mix improvement:

T&T

Libya

Albacora Leste, …

Cost competitiveness from
devaluation in argentina

Cost savings

Strategy in Gas

GAS

Strong position in gas reserves

Experience in integrated LNG projects

Leadership in markets with high growth

PROFITABLE GROWTH BASED ON
INTEGRATED CHAINS

Strong position in natural gas reserves

Exploration potential not included

11.3

19.2

Bolivia

Argentina

Trinidad &
Tobago

Venezuela

5.7

2.2

Repsol YPF 3P NET RESERVES: 39 TCF (1,100 bcm)

... which sustains a profitable growth strategy,
based on integrated chains.

Upstream

Midstream

Downstream

Southern

Cone

Argentina: Neuquen, NOA

Bolivia

Pipelines: BTB

ARG-CHI, ARG-BRA

Argentina: Metrogas, BAN

Brazil: CEG, CEG-RIO, SPS

Atlantic

Trinidad&Tobago

Venezuela

Atlantic LNG

Spain: GN, BBE/G

USA: LNG terminals

Caribbean: LNG terminals

Pacific

Bolivia

Pacific LNG

Mexico: GN Mexico,

                 LNG terminals

USA: Market agreements

Middle East /

North Africa

Iran, Libya

Qatar

LNG Projects

Spain: GN

Italy: GN, LNG terminals

Far East: Market agreements

Experience in integrated LNG projects ...

Present LNG route

Future LNG route

Gas Production

Present Gas Market

Future Gas Market

Note: Includes 100% of Gas Natural sdg

#2 Global
LNG

trader

BRINGING RESERVES CLOSER TO MARKETS

#1  USA

LNG

supplier

Refining & Marketing strategy

R&M

Leading positions

Growth markets

QUALITY EARNINGS

REPSOL YPF

Brazil
58.3 tb/d (3%)
Conversion: 11%
La Pampilla
Peru
102.0 tb/d (54%)
Conversion: 13%
Luján de Cuyo
REFAP
(Share 30%)
La Plata
Plaza Huincul
Argentina
334.0 tb/d (54%)
Conversion: 67%
Spain
740.0 tb/d (59%)
Conversion: 38%
Coruña
Bilbao
Tarragona
Cartagena
Oil Production
Refineries (= 30 tbcd Interest)
Marketing / LPG (33.3 Million Tons/year)
Crude Oil Pipeline (2,464 km)
Oil Product Pipeline (5,225 km)

Flexible & Integrated Refining Systems

Puertollan
o

Refinor

(Share
50%)

Manguinho
s

(Share
30,71%)

NB:  Conversion expressed as the ratio of FCC equivalent capacity to topping capacity

Refineries of Global Scale & Complexity

Repsol YPF indices include all assets with more
than 30 tb/cd of consolidated topping capacity

Source: WE and Latin America Average based on
capacities from O&G Journal 2003

Overwhelming advantage
in Southern Cone

On par in Europe, even
with significant presence of
super-majors

Advantage also in terms of
relative profitability, and in
terms of relative
preparedness for future EU
product specs

Average Topping Capacity

0

20

40

60

80

100

120

140

160

Southern Cone

Europe (NWE, MED)

Repsol YPF

Regional Average

FCC-Equivalent Conversion Ratio

0%

10%

20%

30%

40%

50%

60%

70%

Southern Cone

Europe

Repsol YPF

Regional Average

Refining Cost

Source: Solomon Fuels Performance Analysis

Cash Operating Cost (US ¢ / UEDC)

Above average performance in cash operating cost in
Spain and Latin America

Continue to focus on cost reduction programs

28,9

116,3

Latin America

Western Europe

18,8

45,1

2002

Leverage refining and logistics positions and growth in

marketing in

neighbouring

countries

Increase refining complexity

Focus on reducing costs

Expand the retail offering in Spain and

neighbouring

countries

16,4

116,3

25,9

22,2

38,4

28,9

Refining Margin Growth

The most important investments are
designed to improve efficiency and
safety, and upgrade capacity to meet
the new EU fuel specifications

The investment program to meet the
2005 specs includes

hydrocracker at Tarragona (start-
up 2002)

mild hydrocrackers in Puertollano
and Coruña (start-up mid 2004
and end 2004, respectively)

Upgrading projects are also being
developed in La Pampilla, REFAP and
Cartagena refineries (start-up 2004,
2005 and 2007 respectively)

Growth in Refining Margin

Efficiency improvement and cost reduction

Conversion

Total margin improvement

Improvement achieved 2001-2002

US$/barrel

%
160
120
80
40
0
100
128
150
56,4%
43,6%
60,0%
40,0%
62,7%
37,3%
02
05E
07E

…to Increase Non-Oil revenues in Spain

COCOs

Growth supported by
expanding product range…

…and introduction of new
services

New & better c-stores

Do-it-yourself carwash

CODOs & DODOs

Development of franchised
sites also supports high
growth in non-oil income

Source: Repsol-YPF projections

Non oil revenues

Leverage refining and logistics positions and growth in

marketing in neighbouring countries

Increase refining complexity

Focus on reducing costs

Expand the retail offering in Spain and neighbouring countries

2002=100

Index

Oil revenues

CHEMICALS

Integration

Technology

Operating excellence

PROFITABILITY

Strategy in Chemicals

Chemicals

Main petrochemical assets

2003 Sales in Spain:    1.161 Kt

Refinery

Petrochemical Plant

Santander

DERIVATIVE .... 54

DYNASOL (50%)

.…

       2003 Sales in Argentina:   662 Kt

Bogotá

MEXICO DF (2000)

DERIVATIVE......

411

Plaza Huincul

BASE......................419

DERIVATIVE...........443

PETROKEN (50% YPF)

Ensenada

Altamira

DERIVATIVE.... 45

DYNASOL (50%)

BASE.…

60

BASE.…

60

DERIVATIVE ..1,477

Tarragona

La Coruña

Bilbao

BASE.….....… 1,285

BASE..

80

Puertollano

Buenos Aires

DERIVATIVE.....933

(1) 50% de Profertil

Bahía Blanca (1)

PBB POLISUR (28%)

BASE........……..537

DERIVATIVE .…704

+ 9% C.A.G.R.
+ 9% C.A.G.R.

-3% C.A.G.R.
-4% C.A.G.R.

... and a high operating efficiency ...

PRODUCTIVITY(*)

(*) Sales (t / employee)

X 3

COST REDUCTION(*)

(*) Cost without main raw materials and depreciation (€ 2002 / t sold)

- 30%

1990

2002

2007

1990

2002

2007

Marketing: 36%

Investment program summary (1)

TOTAL = 18,800 M€

CAPEX 2003-2007

E&P

60%

Chemical
s

6%

FFO

Debt service

Investment

Cash to shareholders

Gas

8%

R&M

26%

Exploration(*) : 14%

Development: 71%

LNG: 15%

Refining: 44%

LPG: 20%

(*)  Includes all exploration expenses

Investment program summary (2)

26%

46%

CAPEX BY REGION 2003-2007

28%

Argentina

Spain

ROW

Conclusion

MAIN TARGETS

Up to 40% Mid-Cycle Payout

DIVIDENDS:

2003: 0.40 €/share (+30%)

900 M€ p.a. by 2007 vs 2001

15 – 25%

DEBT RATIO:

COST SAVINGS:

>14% (2007)

ROACE:

>5% C.A.G.R. (2002- 2007)

OIL & GAS
PRODUCTION:

NATURAL GAS MARKET

IN ARGENTINA

Primary Energy Consumption

48,6%

50,8%

2001

2002

Oil

Gas

Coal

Nuclear

Hydro

40,000
20,000
0
3,4%
12%
1995
1996
1997
1998
1999
2000
2001
2002
2003
PowerGen.
Residential & Commercial
Industries

11,000
5,500
0
+26.0%
1Q03
1Q04

Gas demand

Mm3

Mm3

Higher conversion to gas in the industrial
sector

CNG conversion for vehicles

Increase demand by utilities

Increase in gas consumption:

0.8 Bscf/d

Increase in Gas demand

REPSOL YPF

Norandino
Cuenca Noroeste
Pocitos
TGM
(Aldea Brasilera - Uruguayana)
Petrouruguay
(Colón - Paysandú)
C.T. Casablanca
Cruz del Sur
Gasandes
Pacífico
Sistema de Transporte
TGN
TGS
Gasoductos de Exportación
En operación
En construcción
En proyecto
Methanex YPF
(El Cóndor - Posesión)
Methanex SIPetrol
(Patagónico)
Methanex Panamerican
(T. del Fuego)
Ley 24076
Ley 17319

One of the main existing problems, in
the supply side, is the limited
transmission capacity in certain
areas. This makes unefficient any
increase in the gas production.

En proyecto.Bolivia-NEA

Supply evolution

Situation of natural gas market in Argentina

Average load factor-Winter

50%

60%

70%

80%

90%

100%

2001

2002

2003

TGS

TGN

1.50
0.75
0.00
1.46
0.69
0.85
0.98
2001
2002
2003
1Q 04

Evolution of Gas Price realisation

US$/mscf

Consumer breakdown by tariff type

Industries >9,000 M3 /y

Power generators

Compressed natural gas

Dollarised industries

Exports

Residential & Commercial

<9,000 M3 /y

Progressive liberalization of the market for:

Industries

Power generators

Compressed natural gas

Spot market for gas will be created

Obligation to release transportation capacity

Prices will be risen in 4 steps

Correcting the distortions in the market

Price schedule

>9,000 M3 /y

Exports +

Dolarised

industries

<9,000 M3 /y

Liberalization by

              Liberalized in 2002

+110%

May 04

+35%

Oct 04

16%

May 05

+16%

Jul 05

+16%

Dec 06

Moving in the right direction of gas liberalization

Bolivia will accelerate its monetization of gas
reserves

Prices will be set according to market forces

Argentina, Brazil and Bolivia will become
interlinked markets

Bolivia will be long run marginal supplier

Medium term outlook

RESULTS

$/€ Exchange Rate
1.30
1.15
1.00
1.07
1.25
1Q 03
4 Q 03
1Q 04

Peso/$ Exchange Rate
4.0
3.0
2.0
3.11
2.89
1Q 03
4Q 03
1Q 04

31.52
31.97
1Q 03
4Q 03
1Q 04

29.45
25.57
1Q 03
4Q 03
1Q 04

4.24
3.64
1Q 03
4Q 03
1Q 04

3.96
2.83
1Q 03
4Q 03
1Q 04

US dollar weakness and peso strength

Refining margins upward trend continues, but still below than 1Q 2003

General Environment

Increasing oil prices in $ , but decreasing in euros

(€/bbl)

Brent Dated

($/bbl)

Brent Dated

(€/bbl)

($/bbl)

Highlights 1Q 2004 vs. 1Q 2003

12 % production growth in oil&gas

Similar refining capacity utilisation despite turnarounds

Higher marketing sales

Worldwide LNG sales quadrupled

Close to 60% growth in Atlantic LNG operations

Tax rate increase to 38%

Reduction of financial expenses

Strong free cash flow generation

1,000
500
0
672
520
-22.6%
1Q03
4Q03
2Q04

1,400
700
0
1,129
1,001
-11.3%
1Q03
4Q03
1Q04

1,000
500
0
720
649
-9.9%
1Q03
4Q03
1Q04

1,400
700
0
1,210
1,249
+3.2%
1Q03
4Q03
1Q04

Million €

Operating Income

Net Income

Million $

1st Quarter  Results

Operating Income

Net Income

Adj. Net income

After tax Cash Flow

REPORTED

-11.3%

-22.6%

-15.9%

-7.6%

+3.2%

-0.4%

+6.7%

+13.3%

Adj. by

Tax Rate

+

+3.2%

-9.9%

-2.1%

+7.5%

Adj. by

€/$

Exchange Rate

+

Comparison 1Q 40 VS. 1Q 03

1,500
1,000
500
1,129
43
10
53
13
27
134
94
1,001
mar-03
E&P Prices
Down. Margins
Volumes
Inventories
Consolidation
$ / euro
Others
mar-04

Operating Income

Million euro

1st Quarter  Results

400
350
300
250
200
150
100
50
0
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
16,670
8,960
8,739
7,472
7,686
6,424
5,951
5,047
5,316
227
189
130
128
124
111
110
103
91
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

Million euros

Net Debt Evolution

NET FINANCIAL COST

NET DEBT

Of which used

Committed Credit lines

LIQUIDITY AS OF MARCH 31ST, 20004

2.361

(101)

4.164

7.714

MM Euro

Other financial investments

1.290

3.651

Total Financial Investments

Cash and Cash equivalents

Liquidity as of March 31st, 2004

Implementation of strategy on track:

Operating Excellence

Financial Strength

Profitable Growth

Deconcentration

Argentina: Gas prices moving in the right
direction

Robust results and strong free cash flow
generation

Conclusions

Spain

P° Castellana 278-280

28046 Madrid (Spain)

Tlf: 34 913 48 55 48

Fax: 34 913 48 87 77

USA

410 Park Avenue, Suite 440

New York 10022

Tlf: +1 212 588 1087

Fax: +1 212 355 0910

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 17, 2004	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer